

Mailstop 4720

June 9, 2016

Bradley L. Wideman, Esq.
Vice President, Associate General Counsel,
Securities and Assistant Secretary Mylan N.V.
c/o Mylan Inc.
1000 Mylan Boulevard
Canonsburg, Pennsylvania 15317

> **Re:** **Mylan N.V.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 3, 2016**
> **File No. 333-210696**

Dear Mr. Wideman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Certain Meda Financial Forecasts, page 66

1. We note your statement on page 67 that "[n]o representation is made by any person as to the accuracy, reliability or completeness of any of the Unaudited Prospective Financial Information." While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Furthermore, investors are entitled to rely on your disclosures. Please revise your disclosure to remove this statement.

Exhibit 5.1

2. We note the statement in the legal opinion that the opinions expressed therein "may be limited or affected by… any applicable bankruptcy, insolvency, reorganisation, moratorium or other similar laws or procedures now or hereinafter in effect, relating to or affecting the enforcement or protection of creditors' rights generally." This appears to be an inappropriate assumption as to the relevant issue of whether the shares have been validly issued. Please remove such language from the legal opinion and refile it as an exhibit to your registration statement. For further guidance, please refer to Section II.B.3.a. of the Division of Corporation Finance Staff Legal Bulletin No. 19.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina Thomas at (202) 551-3577 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Thomas E. Dunn, Esq.
        Cravath, Swaine & Moore LLP